GENTOR RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated April 24, 2014, is furnished in connection with the solicitation of proxies by the management of GENTOR RESOURCES INC. (the "Company") for use at the special meeting of shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each of the persons named in the enclosed form of proxy is an officer of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE COMPANY C/O TMX EQUITY TRANSFER SERVICES, SUITE 300, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 21ST DAY OF MAY, 2014, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to the specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to the item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Company's registered office is located at Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR the matter identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matter referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Company (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Company (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Company (or its agent) has sent the Meeting materials directly to you (which materials should include the Company's voting instruction form (the "Company's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Company (or its agent) and you wish to vote by proxy at the Meeting, please complete the Company's VIF and return it to TMX Equity Transfer Services (the Company's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Company (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Company's VIF (and striking out the names of the persons designated in such form) and return the Company's VIF to TMX Equity Transfer Services by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

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Intermediaries receiving Meeting materials from the Company are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

The Company is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders. The Company has elected to pay for the delivery of the Meeting materials to objecting non-registered shareholders by intermediaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of US$50,000 divided into 500,000,000 common shares with a par value of US$0.0001 per share. As of the date of this Circular, an aggregate of 72,253,840 common shares of the Company were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Company.

All shareholders of record at the close of business on April 7, 2014 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Company as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only persons or companies who, to the knowledge of the directors and executive officers of the Company, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company are as follows:

Name	Number of Common Shares	Total of Common Shares

Arnold T. Kondrat (1)	21,697,500	30.03%
Arabian Peninsula Projects Ltd	10,362,000	14.34%

(1) Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

SALE OF OMAN PROPERTIES

General

The Company and Savannah Resources plc (the "Purchaser") have entered into a share purchase agreement dated April 10, 2014 (the "Share Purchase Agreement") pursuant to which the Purchaser has agreed to purchase, and the Company has agreed to sell, all of the outstanding shares of Gentor Resources Limited ("Oman Holdco"). Oman Holdco is a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands which holds the Company’s interests in all of the Company’s mineral properties in Oman. In particular, Oman Holdco (a) is the holder of a 65% shareholding in Al Fairuz Mining Company, LLC ("AFMC"), a company incorporated in Oman which owns the Block 5 project in Oman, (b) is a party to an earn-in agreement pursuant to which Oman Holdco can earn up to a 70% shareholding in Al Zuhra Mining Company, LLC ("AZMC"), a company incorporated in Oman which owns the Block 6 project in Oman, and (c) has a 70% shareholding in Gentor Resources LLC ("GRLLC"), a company incorporated in Oman. The Purchaser is an AIM-listed mineral exploration company. Additional information relating to the Purchaser can be obtained from its website at www.savannahresources.com.

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The press release issued by the Company announcing the entering into of the Share Purchase Agreement, together with a copy of the Share Purchase Agreement, have been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Consideration

The consideration for the sale by the Company to the Purchaser of all of the outstanding shares of Oman Holdco (the "Oman Sale") is comprised of a cash payment of US$800,000 payable to the Company on the closing of the Oman Sale (the "Closing"), together with the following deferred consideration (the "Deferred Consideration"):

(a)	The sum of US$1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.

(b)	The sum of US$1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.

(c)	The sum of US$1,000,000, payable to the Company within six months of the payment of the Deferred Consideration in (b) above.

The Purchaser may elect to pay up to 50% of the above Deferred Consideration by the issue to the Company of ordinary shares of the Purchaser. Where the Purchaser’s shares are so issued in satisfaction of Deferred Consideration, the number of shares to be issued will be determined by reference to the volume weighted average price of the Purchaser’s ordinary shares as traded on the AIM market of the London Stock Exchange plc ("AIM") for the 30 trading days prior to the date upon which the relevant Deferred Consideration is payable. Any shares of the Purchaser issued as part of the Deferred Consideration shall rank pari passu in all respects with the existing issued ordinary shares of the Purchaser.

Following the Closing, the Purchaser shall not effect a sale, disposition or change of control in respect of the Block 5 project without procuring that any outstanding commitments to fulfil the Deferred Consideration are assigned to the purchaser, assignee or successor (as applicable) in respect of such sale, disposition or change of control. Any such sale, disposition or change of control will be subject to the prior written consent of the Company, such consent not to be unreasonably withheld or delayed.

With respect to the US$800,000 cash payment payable to the Company on Closing (the "Closing Cash Payment"), the Company expects to use close to US$300,000 of the Closing Cash Payment to pay employee liabilities, mainly incurred in relation to the Company’s Omani projects. The Company expects to apply the balance of the Closing Cash Payment towards the drilling program proposed for the Company’s Turkey properties.

Conditions Precedent

Subject to the right to waive certain conditions as described below, the Closing of the Oman Sale is subject to and conditional on the following conditions precedent (the "Conditions Precedent") being satisfied:

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(a)	all consents and approvals that are required for the transfer of all of the outstanding shares of Oman Holdco (the "Sale Shares") to the Purchaser being received including, but not limited to, approval from the other shareholders of AFMC;

(b)	approval of the application for renewal of the Block 5 licence by the Oman Ministry of Industry and Commerce and the Oman Ministry of Environment and Climate Affairs being received by the Company and provided to the Purchaser;

(c)	approval of the application for renewal of the Block 6 licence by the Oman Ministry of Industry and Commerce and the Oman Ministry of Environment and Climate Affairs being received by the Company and provided to the Purchaser. In the event that this condition is waived, the Company agrees and undertakes to provide all assistance as the Purchaser may reasonably require to satisfy the condition subsequently;

(d)	all other governmental and regulatory (including but not limited to as prescribed by the rules of AIM and the rules of the TSX Venture Exchange) approvals required for Closing having been received by the Company and the Purchaser;

(e)	the performance of all necessary formalities in relation thereto to give the transfer of the Sale Shares full legal effect;

(f)	the shareholders of AZMC confirming in writing that the Company has an unencumbered right to acquire 40% of the shares of AZMC and that they shall do all such things as may be required of them to register the Purchaser or its nominee’s interest in AZMC accordingly. In the event that this condition is waived, the Company agrees and undertakes to provide all assistance as the Purchaser may reasonably require in respect of this condition;

(g)	the payment by the Purchaser of any fees and rentals required by the Omani Ministry of Commerce for the renewal of the Block 5 licence up to a maximum amount of US$80,000; and

(h)	the shareholders of AFMC entering into an agreement of amendment, waiver and consent and a written resolution materially in the form set out in Schedule 5 to the Share Purchase Agreement.

The Conditions Precedent set out above may be waived by notice in writing as follows:

(A)	the Purchaser shall in its sole discretion have the right to waive the Conditions Precedent in (b), (e) and (h) above; and

(B)	the Company or the Purchaser shall have the right to waive the Conditions Precedent in (c) and (f) above.

In the event that, on or before the date that is 90 days from the date of the Share Purchase Agreement, the Conditions Precedent are not satisfied or waived pursuant to (A) or (B) above, the Share Purchase Agreement may be terminated at any time by the Company or the Purchaser by notice in writing to the other party, and the Company and the Purchaser shall both thereupon be released from all obligations under the Share Purchase Agreement (such that the Oman Sale would not occur).

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Warranties

The Share Purchase Agreement contains customary warranties on the part of the Purchaser relating to, among other things, due incorporation and registration, power and authority to enter into and perform the Share Purchase Agreement, the enforceability of the Share Purchase Agreement and any shares of the Purchaser issued as part of the Deferred Consideration being freely tradeable. The Share Purchase Agreement contains (a) customary indemnities on the part of the Company relating to, among other things, liability for taxation and employee liabilities, and (b) customary warranties on the part of the Company relating to, among other things, power and authority to enter into and perform the Share Purchase Agreement, the enforceability of the Share Purchase Agreement, ownership of the Sale Shares, the accuracy of information provided to the Purchaser and, with respect to Oman Holdco, AFMC and GRLLC, due incorporation and existence, share capital, power and authority to conduct business, accounts, books and other records, assets, validity of licenses and permits, operations, legal and regulatory compliance, financial statements, liabilities, material contracts, environmental matters, taxes, financial position and other matters.

Notwithstanding anything contained in the Share Purchase Agreement, (a) save in the event of fraud, the Purchaser shall not be entitled to recover an amount in respect of any liability or claim pursuant to any clause of the Share Purchase Agreement or otherwise in connection with the Share Purchase Agreement unless the Purchaser shall have given written notice to the Company specifying in reasonable detail the basis of such liability or claim on or before the date that is 12 months from the date of Closing, (b) the Company shall not be liable for any claim made under or in connection with the Share Purchase Agreement to the extent such claim, when added to any and all other claims made under or in connection with the Share Purchase Agreement, exceeds US$800,000, and (c) the Company shall not be liable for a claim to the extent such claim relates to information included in a document disclosed to the Purchaser pursuant to the due diligence review carried out by the Purchaser in connection with the entering into of the Share Purchase Agreement.

Recommendation of the Board of Directors

The board of directors of the Company (the "Board") has concluded that the proposed Oman Sale is in the best interests of the Company and its shareholders and unanimously recommends that shareholders of the Company vote FOR the resolution authorizing and approving the Oman Sale, which resolution is set out below under "Shareholder Approval". The Board arrived at its determination after considering a number of factors, including the following: the Company’s business focus is on its copper exploration properties in Turkey; the Company’s limited cash resources; the very poor market conditions for junior mineral exploration companies such as the Company; the overall risks inherent in the mineral exploration business; proceeds from the Oman Sale can be applied towards the drilling program proposed for the Company’s Turkey properties; and the proposed consideration for the Oman Sale, which the Board believes is fair taking into account the foregoing.

In connection with the Share Purchase Agreement, Arnold T. Kondrat, who is Chief Executive Officer, President and a director of the Company and holds 30.03% of the outstanding common shares of the Company, has provided to the Purchaser an irrevocable undertaking to vote at the Meeting in favour of the resolution authorizing and approving the Oman Sale, which resolution is set out below under "Shareholder Approval".

It is highlighted that the entire balance of US$18,248,198 recorded in mineral properties in the Company’s consolidated balance sheet as at September 30, 2013 is attributable to the Company’s Omani projects, which are held by the Company through Oman Holdco and are therefore proposed to be sold pursuant to the Share Purchase Agreement.

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Shareholder Approval

The Company’s common shares are listed on the TSX Venture Exchange (the "TSX-V"), such that the Company is subject to the rules and requirements of the TSX-V. The TSX-V has advised the Company that it requires that the proposed Oman Sale be approved by the Company’s shareholders. Shareholders of the Company will therefore be asked at the Meeting to consider and, if thought advisable, to authorize and approve by means of an ordinary resolution, the Oman Sale. The resolution shareholders will be asked to approve is as follows:

WHEREAS Gentor Resources Limited, a wholly-owned subsidiary of Gentor Resources Inc. (the "Company") incorporated in the British Virgin Islands, holds the Company’s interests in all of the Company’s properties in Oman;

AND WHEREAS it is proposed that the Company sell to Savannah Resources plc all of the outstanding shares of Gentor Resources Limited such that, upon closing this sale, the Company would no longer have any properties in Oman;

NOW THEREFORE BE IT RESOLVED THAT:

1.	the sale (the "Sale") by the Company to Savannah Resources plc of all of the outstanding shares of Gentor Resources Limited on substantially the terms described in the management information circular of the Company dated April 24, 2014, be and is hereby authorized and approved; and

2.	any one officer or director of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to perform and do all such other acts and things as may be deemed advisable in such individual's discretion for the purpose of giving effect to the Sale and this resolution.

To be approved, the above resolution must be passed by at least a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of the Company (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Company and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Company's financial year ended December 31, 2013 or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

In January 2014, the Company completed a non-brokered private placement of 7,500,000 units of the Company at a price of Cdn$0.0525 per unit for proceeds to the Company of Cdn$393,750. Each such unit consisted of one common share of the Company and one warrant of the Company ("Warrant"), with each such Warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 for a period of two years. Arnold T. Kondrat was the purchaser of all of the said units. Taking into account the units acquired under this financing, Mr. Kondrat now holds 21,697,500 (or 30.03%) of the outstanding common shares of the Company and 7,500,000 Warrants. At the time of this financing, Mr. Kondrat was Executive Vice President and a director of the Company. He is currently Chief Executive Officer, President and a director of the Company. The address of Mr. Kondrat is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

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ADDITIONAL INFORMATION

Financial information relating to the Company is provided in the Company’s comparative financial statements and management's discussion and analysis for the financial year ended December 31, 2012 and for the nine months ended September 30, 2013 (as well as for the financial year ended December 31, 2013 once prepared and filed on SEDAR). Copies of this Circular and the said financial statements and management's discussion and analysis, as well as additional information relating to the Company, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Company at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

References in this Circular to "US$" are to United States dollars and references in this Circular to "Cdn$" are to Canadian dollars.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of April 24, 2014.

DATED the 24th day of April, 2014.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

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